

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via Email
Mr. William Wright
President and Chief Financial Officer
AquaLiv Technologies, Inc.
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

> **RE:** **AquaLiv Technologies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed January 13, 2012**
> **File No. 333-147367**

Dear Mr. Wright:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant